Exhibit 1.10

WOODS INVESTMENT CO., LTD.

IMPORTANT NOTICE

The accompanying handbook (the “Woods Special Shares Handbook” and, together with this letter, “this Package”) is being distributed to the registered foreign shareholders (“you”) of Taiwan Liposome Company, Ltd. (the “Company” or “we”) as of July 22, 2021 in electronic form to their email addresses on the Company’s record, or through their respective Taiwan custodians. You must read the disclaimers below before continuing. By accessing the attached Handbook, you agree to be bound by the terms and conditions set forth below, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

On 5 July 2021, the Company announced that it had entered into an agreement to conduct a share swap transaction (the “Share Swap”) with Woods Investment Company, Ltd. (“Woods Investment”). The Share Swap was approved by shareholders of the Company on August 20, 2021. All registered holders of common shares of the Company who are not “Taiwanese persons”, (“Foreign Shareholders”), together with all holders of American depositary shares of the Company, wherever located (“ADS Holders”), are now being asked to make an investment decision on the Woods Special Shares described in the Handbook (the “Offer”).

This letter covers procedures that Foreign Shareholders must comply with in order to accept the Offer. We are also sending the Woods Special Shares Handbook to all ADS Holders. Their package will contain a letter covering procedures that are applicable to them. All times and dates are Taiwan local time, unless stated otherwise.

If you are in any doubt about the contents of the Handbook or the action you should take, it is recommended that you seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser.

Investors not residing in Taiwan

This Package is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities, in any jurisdiction in contravention of applicable laws. Persons in possession of this Package are required to inform themselves of any relevant restrictions in their respective jurisdictions. Any person who makes an investment decision in respect of the securities of the Company shall be deemed to have declared, represented, warranted and agreed that such person is authorized under the provisions of any applicable local laws, rules, regulations and statutes to do so.

Additional Information for U.S. Investors

The Share Swap and the series of related transactions will be implemented under Taiwan law and is subject to procedural and disclosure requirements that are different from those of the United States. The securities to be issued by Woods Investment in the Share Swap will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder, and the Company and any of its affiliates participating in the Share Swap will be exempt from the Rule 13e-3 requirements. Our previous solicitation of votes from shareholders to approve the Share Swap, as well as the Offer being made hereunder, is exempt from the proxy and tender offer rules under the US Exchange Act.

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WOODS INVESTMENT CO., LTD.

The Share Swap relates to the securities of two Taiwan companies and is subject to Taiwan procedural and disclosure requirements that are different from those of the US. Any financial statements or other financial information published by the Company have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

It may be difficult for US investors of either company to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Share Swap, since the Taiwan companies are located in a country other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US investors in the two companies may not be able to sue the companies or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel the two companies and their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

US investors of the Company should be aware that the Company and its affiliates may purchase or arrange to purchase securities of the two Taiwan companies otherwise than under the transactions related to the Share Swap, such as in open market or privately negotiated purchases.

The Woods Special Shares Handbook contains certain forward looking statements with respect to the financial condition, results of operations and businesses of the two companies. Forward looking statements are based upon information available as of the date of this Package. There exist known and unknown risks, uncertainties and other important factors that may cause the actual results, levels of activity, performance or achievements of the Company, before or after the Share Swap, to be materially different from the information expressed or implied by these forward-looking statements.

Additional Information for Hong Kong Investors

The contents of this Package have not been reviewed or approved by any regulatory authority in Hong Kong. This Package does not constitute an offer or invitation to the public in Hong Kong to acquire the securities of the Company or Woods. This Package is intended to be distributed only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571) or in circumstances which do not constitute an offer or an invitation to the public for the purposes of the ordinance. Each Hong Kong resident is advised to exercise caution in relation to the Share Swap and the series of related transactions and to obtain independent professional advice regarding such transactions.

September 14, 2021

Re: Notice of Share Swap with Woods Investment

2

WOODS INVESTMENT CO., LTD.

Dear Foreign Shareholders:

Pursuant to the share swap agreement dated July 5, 2021 (as amended on August 4, 2021, the “Share Swap Agreement”) between the Company and Woods Investment Co. Ltd., a holding company incorporated in Taiwan and partly owned by some of the Company’s existing shareholders and management (“Woods Investment”), the Company agreed, subject to the receipt of shareholder approval, to conduct a share swap transaction with Woods Investment pursuant to the Taiwan Business Mergers and Acquisitions Act (the “Share Swap”).

The Share Swap was approved by the shareholders at the extraordinary general meeting of the Company held on August 20, 2021. The Share Swap is comprised of two steps. In the first step (the “Exchange”), the Company will be privatized and become a wholly-owned subsidiary of Woods Investment. All registered holders of common shares of the Company (the “ Shares”) who are “Taiwanese persons” (“Taiwan Investors”) will automatically receive series B special shares of Woods (the “Special Shares” or “ Woods Special Shares”). All holders of American depositary shares, each representing two Shares of the Company (the “ADSs”), wherever located, and all remaining registered holders of Shares who are not “Taiwanese persons” (collectively, the “Foreign Shareholders”), will receive cash consideration in exchange for their securities, unless, in the case of registered holders of Shares, they have Shares registered under their name and can furnish evidence showing that they are eligible under Taiwanese laws to receive the Special Shares in exchange for their Shares. In the second step (the “Conversion”), all registered holders of the Woods Special Shares, wherever located, will have the option to receive cash or common shares of Woods Investment in consideration of their Special Shares.

As a Foreign Shareholder, you have the option to choose between cash and Woods Special Shares as consideration for your Shares in the Exchange. If you intend to accept our offer of the Woods Special Shares here (the “Offer”), please read this letter and the accompanying Handbook carefully, as you need to take affirmative actions within a specific timeframe. If otherwise, no action is needed from you.

Tentative timeline for the Share Swap

As a result of the Share Swap, Shares and ADSs of the Company will be delisted from the Taipei Exchange and Nasdaq Global Market (“NASDAQ”), respectively. The following is a tentative timetable of the Share Swap that is relevant to you. All times and dates are Taiwan local time, unless stated otherwise.

3

WOODS INVESTMENT CO., LTD.

Last trading of ADSs on NASDAQ	5 pm, September 28, 2021 (New York time)

Termination of listing on NASDAQ	September 29, 2021 (New York time)

Last trading of Shares on Taipei Exchange	September 29, 2021

Last update of shareholders registry	October 1, 2021

Record Date for the Exchange	October 4, 2021

Book closure period	October 4, 2021 to October 8, 2021

Completion of the Exchange	October 8, 2021

Termination of listing on Taipei Exchange	October 8, 2021

Cessation of public status under Taiwan law	October 8, 2021

Completion of the Conversion	November 7, 2021

Please note that the foregoing dates are tentative. They will be changed if the approval for the termination of the Company’s status as a public company in Taiwan is not received in time.

How to accept the Offer

The Offer lapses on the commencement date of the book closure period which is October 4, 2021 (the “Record Date”).

If you are interested in accepting the Offer, you must procure the IC Approval described below and deliver a copy of the IC Approval letter to shareholders’ service agent of the Company (the “Company Stock Agent”) before 4:30 pm on October 4, 2021 at the following address:

Shareholders’ Services Agent Department SinoPac Securities Corporation

3F., No. 17, Bo’ai Rd.,

Zhongzheng Dist., Taipei City 100005

Taiwan (R.O.C.)

Telephone number: +886 2 2381 6288

To accept the Offer, you do not need to complete any form, but you must be a registered holder of the Shares and have provided the IC Approval (“Supporting Documentation”) to the Company Stock Agent prior to 4:30 pm on the Record Date.

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WOODS INVESTMENT CO., LTD.

Please note that the last update of the Company’s shareholders registry is on October 1, 2021.

IC Approval

Under Taiwanese laws, in order to exchange of shares of a Taiwanese public such as the Company for shares of a Taiwanese private company such as Woods, investors other than “Taiwanese persons” must possess the foreign investment approval issued by the ROC Investment Commission for the transaction (the “IC Approval”). The required documentation and information you would need to prepare for the application can be found in the Common and Essential Documents (which apply to all investment applications) and Case-Specific Documents for Respective Investment Applications sections set forth in the document titled “Required Documents and Guidance Notes for Investment Application by Overseas Chinese and Foreign National” available at https://www.moeaic.gov.tw/english/index.jsp under the tab key “Explanations” in the directory titled “Overseas Chinese &Foreign Investment.” In addition to preparation of the Common and Essential Documents, you need to prepare the Case-Specific Documents set forth in “CSD 10” which applies to the Share Swap.

Please note that the regulatory body in charge of the registration for FINEA accounts is not the same as the regulatory body in charge of the IC Approval. As the areas of scrutiny in a foreign investment approval are different from those in the registration for FINEA accounts, it is possible that ADS holders who cancel their ADSs, after having established a FINEA account, paid the ADS cancellation fees and other applicable charges and expenses as specified in the Deposit Agreement, and incurred expenses in the IC Approval application process, find themselves ineligible to receive the Special Shares because they cannot procure the IC Approval in time, or at all.

After receiving the IC Approval, you should provide an original copy of the approval letter to the Company Stock Agent, so that we have evidence that you are eligible to exchange your Shares for Woods Special Shares.

How to decline the Offer

If you do not want to accept the Offer or are not able to do so, you do not need to take any actions. Unless one has the IC Approval on file with the Taiwan Stock Agent, all Foreign Shareholders, wherever located, as of the Record Date, will be entitled to receive from Woods Investment a consideration of NT$100 per Share

Please note that all Foreign Shareholders that have their Supporting Documentation on file with the Company Stock Agent as of the Record Date will automatically become registered holders of the Woods Special Shares at the completion of the Exchange.

The Conversion

The Woods Special Shares mature one month after the issuance date. The Company will distribute to all registered holders of the Woods Special Share a package (the “Conversion Package”) that will set out the procedures that they must follow in order to convert the Woods Special Shares into common shares of Woods Investment (the “Woods Common Shares”).

5

WOODS INVESTMENT CO., LTD.

All registered holders of the Woods Special Shares who have not completed and returned the required documentation of the Conversion Package (the “Conversion Documents”) before the deadline indicated therein will automatically receive from Woods Investment a payment in cash at the redemption price of NT$100 per Special Share after the completion of the Conversion.

Although the default position is that all Woods Special Shares will be redeemed for cash unless Conversion Documents in respect of such shares are received by Woods Investment in time, the tendering of the Woods Special Shares for redemption constitutes a separate transaction under the Taiwanese laws governing foreign investments. Accordingly, all registered holders of the Woods Special Shares who are not “Taiwanese persons” must apply for a second IC Approval to collect the redemption price. The application to the IC may only be made after you have become a registered holder of the Woods Special Shares. It is expected that, subject to your receipt of the required IC Approval for the redemption, you will receive the cash payment from the Company Stock Agent shortly after its receipt of the cash payment from Woods Investment.

Please note that, unlike the Exchange, Woods Common Shares will be issued only to holders who have complied with the conversion procedures, and the cash amount of NT$100 per Share will be paid automatically to all remaining holders as redemption price of their Woods Special Shares. Therefore, if you decide not to invest in the Woods Common Shares after becoming a registered holder of the Woods Special Shares, your failure to provide the required IC Approval (if applicable) to the Company Stock Agent before the maturity date will only delay your receipt of the cash payment: it will not result in your loss of the cash payment.

Irrespective of whether you are a “Taiwanese person”, if you choose to convert your Woods Special Shares into Woods Common Shares, no further IC Approval is needed.

6

WOODS INVESTMENT CO., LTD.

If you have any questions, please contact the following person of the Company:

Dawn Chi

Corporate Communications

Phone: +886 2 2655 7377

Fax: +886 2 2655 7079

E-mail: ir@tlcbio.com

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,
.
Keelung Hong	George Yeh
Chairman, Taiwan Liposome	Director, Woods Investment Co., Ltd.
Company, Ltd.

7

WOODS INVESTMENT CO., LTD.

Handbook on Woods Special Shares

IMPORTANT NOTICE

This Handbook highlights certain information concerning the series B special shares of Woods Investment (the “Woods Special Shares”) to be issued to shareholders of Taiwan Liposome Company, Ltd. (the “ Company”) in the transactions contemplated under the Share Swap Agreement dated July 5, 2021 (as amended on August 4, 2021, the “Share Swap Agreement”) between the Company and Woods Investment Co., Ltd. (“Woods Investment”). The Share Swap is the first of a series of transactions that will result in the privatization of the Company and its ownership by a Cayman Island holding company (the “Restructuring”).

This Handbook is qualified entirely by the more detailed information available in the Company’s website under the section titled “Share Swap” at https://ir.tlcbio.com/shareholder- resources/share-swap (the “Disclosure Materials”). To understand the Woods Special Shares fully and for a more complete discussion of the terms and conditions of the Restructuring, please read carefully the Disclosure Materials.

The Share Swap will be implemented in two steps: first, the Exchange; and second, the Conversion. Participation in the Exchange is mandatory for all registered holders of the Shares of the Company (the “Listed Shares”) who are “Taiwanese persons” (the “Taiwanese Investors”). The remaining registered holders of the Listed Shares and all holders of American depositary shares (the “ADSs”) (collectively, the “Foreign Investors”), will receive cash consideration in exchange for their securities, unless they have Listed Shares registered under their name and can furnish evidence showing that they are eligible under Taiwanese laws to receive Special Shares in exchange for their Listed Shares.

If you are a Foreign Investor, you should read this Handbook and the other Disclosure Materials carefully in conjunction with the cover letter addressed to you, including the disclaimers appearing on the first two pages of the letter. Neither the Company nor Woods Investment makes any recommendation to any Foreign Investor as to whether to participate or refrain from participating in the Exchange. Your investment decision is a personal one, based on your financial circumstances. You must make your own decision whether to participate in the Exchange and, if you choose to do so, the number of Special Shares to receive through the Exchange.

If you are a Taiwanese Investor, this Handbook is for your information only. You are not asked to make any investment decision or take any action at this point.

Neither the Company nor Woods Investment has authorized anyone to provide you with any information that is different from what is contained in, or incorporated by reference into, this Handbook. This Handbook is accurate only as of its date. You should not assume that such information is accurate as of any other date. Neither the mailing of this Handbook nor the issuance of the Special Shares in connection with the Exchange shall create any implication to the contrary.

September 14, 2021

About Woods Investment Co. Ltd.

Woods Investment Co. Ltd., or Woods Investment, was incorporated on March 17, 2021 as a special purpose vehicle. It is a private company limited by shares organized under the laws of Taiwan. The representative of Woods Investment is George Yeh, who is currently the president of the Company. Its sole business is investment and its sole purpose is to be the holding company of the Company.

In connection with the financing of the Share Swap and the other parts of the Restructuring, Woods Investment has entered into contracts with a number of individuals and entities, some of them are affiliates of the Company (collectively, the Consortium”). For details of these arrangements, please refer to the Schedule 13D filed by Woods Investment and other members of the Consortium on July 5, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) and the subsequent amendments thereto. The Consortium’s SEC filings in relation to the Company are available to the public for free from the SEC’s EDGAR database via www.sec.gov.

Woods Investment has multiple classes of shares, including four types of special shares. For purposes of this Handbook, unless stated otherwise, the term “Listed Shares” refers to the common shares of the Company; the term “Special Shares” refers only to the series B special shares issuable in the Exchange, and the term “Common Shares” refers to the Common Shares of Woods Investment.

As of the date hereof, the authorized capital of Woods Investment is 1,000,000,000, of which 3,002,000 shares are issued and outstanding. All of the shares were issued for cash at an issue price of NT$100 per share. A capitalization table of Woods Investment as of the date hereof is provided below.

Shareholders	Common Shares	Series A-1 Special Shares	Total Number of Issued Shares	Shareholding Percentage
Management of the Company	2,000		2,000	0.07%
Major Shareholders of the Company		3,000,000	3,000,000	99.93%
Total	2,000	3,000,000	3,002,000	100%

Immediately after Exchange

Assuming (i) all ADS holders cancel their ADSs to become registered shareholders of the underlying Listed Shares, (ii) all registered holders of the Listed Shares are eligible to receive the Special Shares, (iii) all the Company’s outstanding employees stock options are exercised, and (iv) there are no dissenting shareholders who duly exercised their right to require the Company to buy back the Listed Shares held by them, the pro forma capitalization of Woods Investment immediately after the Exchange will be as follows.

Shareholders	Common Shares	Series A-1 Special Shares	Series A- 2 Special Shares	Series A-3 Special Shares	Series B Special Shares	Total Number of Issued Shares	Shareholding Percentage
Management of the Company	2,000	1,800,000				1,802,000	1.75%
Major Shareholders of the Company		11,000,000	2,520,000	350,000		13,870,000	13.49%
Public Shareholders of the Company					87,138,564	87,138,564	84.76%
Total	2,000	12,800,000	2,520,000	350,000	87,138,564	102,810,564	100%

Immediately after Conversion

One month after their issue date, the Special Shares will be redeemed for cash, unless previously converted, repurchased or cancelled according to their terms. After the Conversion, the capitalization of Woods Investment will be changed, depending on the funds required for the payment of the Special Shares redemption price.

Risks relating to the Special Shares

The completion of the Exchange is subject to requisite approvals of competent authorities in Taiwan.

The completion of the Exchange is subject to the Company’s receipt of the requisite approvals for the delisting of the Listed Shares and the cessation of the Company’s public company status in Taiwan. The Company received approval for the delisting of the Listed Shares from the Taipei Exchange on October 8, 2021 and is awaiting the approval for the cessation of the Company’s public company status in Taiwan. If such approval is not granted in time, or at all, the completion of the Exchange could fail or delay.

Shareholders who are not “Taiwanese persons” must incur time and expenses to procure the requisite Taiwan government approval in order to receive the Special Shares.

The Special Shares will be issued only to registered holders of the Listed Shares who are qualified to receive such securities under Taiwanese laws. To be so qualified, one must either be a “Taiwanese person” or possess the relevant foreign investment approval from the Taiwan Investment Commission for the Exchange (the “IC Approval”). Under the current timetable, evidence of such approval must be produced no later than 5 pm, October 4, 2021.

To be eligible to receive the Special Shares, all ADS holders, including those who are “Taiwanese persons”, must first cancel their ADSs to become the registered holders of the underlying Listed Shares, and pay the ADS cancellation fee and any other applicable charges and expenses as specified in the deposit agreement. ADS holders who are not “Taiwanese holders” must also bear the expenses in setting up a FINEA account, a custodian arrangement for the ownership of stocks of Taiwanese public companies by foreign investors, appointing a tax guarantor, and opening a securities trading account, unless they have an existing arrangement for their investment of other Taiwanese public companies.

All registered holders of the Listed Shares who are not “Taiwanese persons”, including existing foreign investors with Listed Shares registered under their names through their FINEA accounts, must also procure the IC Approval for the exchange of the Listed Shares into the Special Shares. Expenses would be incurred in the application process.

The regulatory body in charge of the registration for FINEA accounts is not the same as the regulatory body in charge of the IC Approval. As the areas of scrutiny in a foreign investment approval are different from those in the registration for FINEA accounts, it is possible that ADS holders who cancel their ADSs, after having established a FINEA account, paid the ADS cancellation fees and other applicable fees and charges as specified in the deposit agreement, and incurred expenses in the IC Approval application process, find themselves ineligible to receive the Special Shares because they cannot procure the IC Approval in time, or at all.

There has been no prior market for the Special Shares, and one may never develop.

The Listed Shares will cease to trade on the Taipei Exchange after market closes on September 29, 2021, Taiwan time. Under the current timetable, the ADSs will cease trading after market closes on September 28, 2021, New York time, and the Exchange will be completed on October 8, 2021, Taiwan time. After the Exchange, all of the Listed Shares will be held by Woods Investment, and ownership interest in the Company will be held indirectly through securities issued by Woods Investment, such as the Special Shares.

Holders of the Special Shares should not expect that they can sell their Special Shares for a price that could reflect the value of the Company in the same manner as the Listed Shares, if at all. Woods Investment is a private Taiwan company. Although the Special Shares are freely transferrable under the articles of association of Woods Investment, there is currently no public market for the trading of the Special Shares or other securities of Woods Investment in Taiwan or elsewhere in any international securities market. It is expected that there will not be an active market for such securities. If there were to be such a market, significant uncertainty exists as to how the development of such a market might affect the market price of the Special Shares.

Woods Investment will continue the Restructuring after the Share Swap and a new Cayman company has been established to become the offshore holding company of Woods Investment, which in turn owns the Company. If the Restructuring can be completed, it is possible that there will be a listing of the shares of the offshore holding company in one or more international securities markets in the future. However, significant uncertainty exists as to whether the listing will take place and as to the price at which the shares of the offshore holding company will trade after such listing.

Foreign holders of the Special Shares may find it difficult to have recourse against Woods Investment or its controlling persons through legal proceedings.

Woods Investment is a Taiwanese company, and most of Woods Investment’s controlling persons reside in Taiwan. Substantially all of Woods Investment’s assets and the assets of those persons are located in Taiwan. As a result, it may be difficult for foreign investors to effect service of process on Woods Investment or those persons in the United States or any other foreign jurisdictions or to enforce judgments obtained in their courts against Woods Investment or those persons based on the civil liability or other provisions of foreign laws, including United States securities laws, outside of Taiwan.

In addition, uncertainty exists as to whether the courts of Taiwan would recognize or enforce judgments of foreign courts, including courts in the United States, that are obtained against Woods Investment or its controlling persons predicted upon the civil liabilities provisions of foreign securities laws; or entertain original actions brought in Taiwan against Woods Investment or its controlling persons predicted upon foreign securities laws, including securities laws of the United States or any states in the United States.

Among others, a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicted sole upon the United States securities laws, would not be automatically enforceable in Taiwan. Any final and conclusive monetary judgment for a definite sum obtained in United States courts would need to be first recognized by the courts of Taiwan pursuant to Taiwan Code of Civil Procedures. If a Taiwan court decides to recognize a U.S. judgment for a monetary payment, Taiwan judgment will be enforceable by methods generally available for this purpose. These methods generally permit Taiwan court discretion to prescribe the manner of enforcement.

Shareholders may not maintain the same level of ownership interest in the Company after the Exchange, and the book, market or net asset value of the Special Shares held by them may not be the same as those of the Listed Shares.

Woods Investment and the Company are expected to incur significant costs and expenses in the series of transactions in the Restructuring, including financing cost to fund the payment of the cash consideration in the Share Swap and payments to service providers, such as attorneys’ fees, corporate service provider fees, accountants’ fees, filing fees, mailing expenses, transfer agent fees, and financial printing expenses. Woods Investment procures the funding required from new and existing investors, including certain affiliates of the Company, through equity issuances and shareholder loans. Although the Company will become a wholly owned subsidiary of Woods Investment and shareholders of the Company will receive a number of Special Shares equal to the number of Listed Shares that they own prior to the Exchange, those Special Shares may not represent the same percentage ownership that they currently have in the Company, nor have the same market, book or net asset value per share as those of the Listed Shares.

Holders of the Special Shares have shareholder rights that are very different from those of the Listed Shares and ADSs.

The terms and conditions of the Special Shares are stipulated in the articles of association of Woods Investment and are governed by Taiwanese law. The articles of association of Woods Investment are very different from the articles of association of the Company and the terms and conditions of the deposit agreement. Among others, holders of the Special Shares do not have voting rights. In light of the foregoing, ADS holders may find their rights as a shareholder of Woods Investment under Taiwanese law different from those as a holder of depositary receipts of the Company under the deposit agreement. Registered holders of the Listed Shares may also find their rights as a shareholder in Woods Investment, a private Taiwanese company, different from those as a shareholder in the Company, a public company under Taiwanese laws.

Unforeseeable circumstances may hinder Woods Investment’s ability to redeem the Special Shares or complete the Conversion in time.

The Special Shares are convertible and redeemable securities. Holders have the right to convert them into Common Shares. Woods Investment must redeem all of the Special Shares (other than those previously converted by the holders) one month after their issuance at NT$100 per share in cash, the same amount as the per share consideration payable at the completion of the Exchange for the Listed Shares.

Woods Investment is set up as a special purpose vehicle for the Share Swap. As of the date hereof, Woods Investment expects that it will have sufficient funds for the payment of the redemption price of the Special Shares through equity issuances and loans. The drawdown of such funds, however, is subject to the fulfillment of many conditions precedent. Some of these conditions, such as regulatory approvals, are beyond the control of Woods Investment. Unless all of the conditions precedent to the drawdown are fulfilled or waived by the financing parties, Woods Investment might not have sufficient funds to redeem the Special Shares in time.

As of the date hereof, Woods Investment has financings in an aggregate amount that would allow it to settle the cash consideration payable to shareholders owning not more than 30% of the issued and outstanding capital of the Company. The budgeted amount is based on the expectation that shareholders owning at least 70% of the issued share capital of the Company, including all of the directors of the Company with ownership in the Listed Shares, will participate in the Share Swap. If a significant number of them withdraw their commitment, Woods Investment would need to procure other financing sources to fund the redemption.

Material terms of the Special Shares

The material terms of the Special Shares are summarized as follows:

1.

The Special Shares mature one month after their issuance. Unless otherwise purchased and cancelled, or converted into Common Shares of Woods Investment in accordance with the terms, the Special Shares will be mandatorily redeemed by Woods Investment on the maturity date at their issue price of NT$100 per share.

2.

Holders of the Special Shares are not entitled to receive any periodic interest payments, but are eligible for distributions of cash out of earnings and the capital reserve on a pro rata basis on shareholding.

3.	Holders of the Special Shares do not have voting and election rights, nor are they eligible to be elected as directors or supervisors.

4.

Within the period starting from the issue date of the Special Shares to the date that is 10 days prior to the maturity date, a holder of the Special Shares has the option, by notice to require Woods Investment, to convert all or part of the Special Shares into Common Shares at the conversion ratio of 1:1 by submitting original signed copies the following documents:

•	conversion form, duly completed and signed by the holder;

•	restructuring agreement, duly signed by the holder;

•	irrevocable power of attorney (signed by the holder with signature notarized by a notary public); and

•	letter evidencing the holder’s receipt of the IC Approval with respect to his ownership of the Special Shares.

The record date of the conversion will be set by Woods Investment. The Common Shares issuable as a result of the conversion of Special Shares will be the same as Woods Investment’s other issued and outstanding Common Shares.

5.

In the event of any issuance of additional shares for cash by Woods Investment, whether under an existing class or a new class or series, holders of the Special Shares have the same preemptive right as other holders of shares to subscribe for such new shares.

6.

The Special Shares rank junior to the series A-1 special shares, series A-2 special shares and series A-3 special shares (collectively, Series A Special Shares”) but senior to the Common Shares in right of payment in a dissolution or liquidation of Woods Investment.

The Special Shares will be issued in registered form. No share certificates will be issued as evidence of ownership for the Special Shares or the Common Shares issuable upon the conversion of the Special Shares.

The table below summarizes the key differences between the five types of shares of Woods Investment:

Important Matters of Shareholders’ Equity	Common Shares	Series A-1 Special Shares	Series A-2 Special Shares	Series A-3 Special Shares	Series B Special Shares
Right to Dividend Distribution	Yes.	Yes.	Yes.	Yes.	Yes.

Voting Rights and Its Implementation	Eligible to exercise voting rights and may be implemented in writing or e- voting. Voting with all other voting shares as a single class	Eligible to exercise voting rights and may be implemented in writing or e- voting. Voting with all other voting shares as a single class	Eligible to exercise voting rights and may be implemented in writing or e- voting. Voting with all other voting shares as a single class	Eligible to exercise voting rights and may be implemented in writing or e- voting. Voting with all other voting shares as a single class	Not eligible to voting or director and supervisor election rights.

Voting As a Separate Class	No.	In the event that any amendments to the articles of association that will affect the rights and privileges of Series A-1 Special Shares, the approval from holders of such shares voting as a separate class is required for such amendments	In the event that any amendments to the articles of association that will affect the rights and privileges of Series A-2 Special Share, the approval from holders of such shares voting as a separate class is required for such amendments.	In the event that any amendments to the articles of association that will affect the rights and privileges of Series A-3 Special Share, the approval from holders of such shares voting as a separate class is required for such amendments.	In the event that any amendments to the articles of association that will affect the rights and privileges of Series B Special Share, the approval from holders of such voting as a separate class is required for such amendments.

Right of being elected as director or supervisor	Eligible to such right.	Eligible to such right.	Eligible to such right.	Eligible to such right.	Not eligible for being elected.

Preemptive Right on New Shares	Eligible to preemptive right.	Eligible to preemptive right	Eligible to preemptive right.	Eligible to preemptive right.	Eligible to preemptive right.

Restriction on Share Transfer	No transfer restrictions.	Not transferrable or assignable.	Not transferrable or assignable.	No transfer restriction.	No transfer restriction.

Liquidation Preference	Common Shares rank junior to Series B Special Shares.	Series A-1 Special Shares rank junior to senior to other class of Series A Special Shares, Series B Special Shares and Common Shares.	Series A-2 Special Shares rank junior to Series A-1 Special Shares, but senior to other class of Series A Special Shares, Series B Special Shares and Common Shares.	Series A-3 Special Shares rank junior to Series A-1 Special Shares and Series A-2 Special Shares, but senior to Series B Special Shares and Common Shares.	Series B Special Shares rank junior to Series A Special Shares, but senior to Common Shares.

Important Matters of Shareholders’ Equity	Common Shares	Series A-1 Special Shares	Series A-2 Special Shares	Series A-3 Special Shares	Series B Special Shares
Annual Shareholders’ Meeting	Shareholders’ meeting shall be held within six months after the accounting year with the financial statement being approved alongside in accordance with the Company Act.	Shareholders’ meeting shall be held within six months after the accounting year with the financial statement being approved alongside in accordance with the Company Act.	Same as Series A-1 Special Shares.	Same as Series A-1 Special Shares.	Same as Series A-1 Special Shares.

Resolution Regarding Important Matters of Shareholders’ Equity	A majority approval of the shareholders present who represent two- thirds or more of the total number of its outstanding shares to pass such resolutions in accordance with Article 185 of the Company Act.	Same as Common Shares of Woods Investment.	Same as Common Shares of Woods Investment.	Same as Common Shares of Woods Investment.	Same as Common Shares of Woods Investment.

Conversion Right	No.	No.	No.	No.	Yes. Subject to the conditions set forth in the articles of association of Woods Investment, within the period starting from the issue date of the Series B Special Shares through 10 days prior to the maturity date, a holder of Series B
Special Shares may notify Woods Investment to request that Woods Investment convert all or part of the Series B Special Shares held by such holder to Common Shares at the conversion ratio of 1:1.

Important Matters of Shareholders’ Equity	Common Shares	Series A-1 Special Shares	Series A-2 Special Shares	Series A-3 Special Shares	Series B Special Shares
Term of the Shares	No specific term of existence for Common Shares.	After the maturity date of the Series B Special Shares, Woods Investment may redeem all or part of any class of Series A Shares without redeeming other classes of Series A Shares	After the maturity date of the Series B Special Shares, Woods Investment may redeem all or part of any class of Series A Shares without redeeming other classes of Series A Shares	After the maturity date of the Series B Special Shares, Woods Investment may redeem all or part of any class of Series A Shares without redeeming other classes of Series A Shares	The Series B Special Shares shall mature upon the expiration of one month after their issuance. Unless otherwise repurchased and cancelled by Woods Investment, or converted into Common Shares of Woods Investment, the Series B Special Shares shall be redeemed by Woods Investment at the issue price without having to obtain consent form the holders of the Series B Special Shares.

The terms and conditions of the different classes of shares are set forth in the articles of incorporation of Woods Investment. The form of the articles is attached as an exhibit to the Share Swap Agreement. The Share Swap Agreement is included as Exhibit 3 of the 2021 First EGM Handbook, which is available at the company website https://ir.tlcbio.com/shareholder-resources/share-swap.

Funding for the redemption

The payment of the redemption price of the Special Shares upon maturity will be financed by some of the existing shareholders of the Company and a new investor, PAG Growth Lynx Holding (BVI) Limited (“PAG”).

Woods Investment has entered into an investment with certain existing shareholders of the Company, pursuant to which those existing shareholders will subscribe for series A special shares issued by Woods Investment for cash. The series A special shares rank junior to all indebtedness of Woods Investment, but senior to the Special Shares and Common Shares. The series A special shares are not redeemable or convertible. Holders of the series A special shares are required to pledge their shares to secure the repayment obligations owed by Woods Investment to PAG pursuant to the securities purchase agreement described below.

Woods Investment and certain major shareholders of the Company have also entered into a securities purchase agreement with PAG, pursuant to which PAG will provide part of the funding needed for the redemption of the Special Shares by Woods Investment and future operational needs of the Company.

In the Share Swap, all shareholders of the Company are entitled to receive cash consideration in exchange for their Listed Shares. Woods Investment has secured funding commitment in the total amount of US$90,000,000, which the Company expects to be sufficient to settle the cash consideration payable to shareholders with common shares representing up to 30% of the issued and outstanding capital of the Company. If the amount of cash consideration for which Woods Investment is liable exceeds US$90,000,000, Woods Investment may not have sufficient funds to settle the redemption price of the Special Shares in full. The Conversion, or the part relating to the redemption of the Special Shares, may be delayed.

Restructuring after the Share Swap

After the Share Swap, the Company will become a wholly-owned subsidiary of Woods Investment. The Company will also terminate its trading of securities on Taipei Exchange and its public company status will be ceased. The structure chart immediately after the completion of the Share Swap will be as follows

All current directors of the Company will resign upon the completion of the Share Swap, and Woods Investment will appoint the board of directors in its capacity as the sole shareholder of the Company.

Woods Investment will file an application to the Ministry of Economic Affairs (“MOEA”) to amend its company registration information to reflect the redemption and conversion of the Special Shares within 15 days after the record date for such redemption and conversion. Woods Investment must obtain approval from MOEA in relation to such filings before it is eligible to procure the other regulatory approvals needed for the next step of the Restructuring.

Subject to the receipt of the requite Taiwan regulatory approval, Woods Investment will proceed with a share sale transaction with TLC BioSciences Corp., a Cayman company owned by incorporated by Director of Woods Investment (“TLC Cayman”). TLC Cayman will be held by two other Cayman entities: Teal Sea Holding Corp. (“Cayman 1”) and Sea Crest Holding Corp. (“Cayman 2”). It is contemplated that TLC Cayman will purchase all of the shares of Woods Investment from its shareholders for cash, and these shareholders, depending on the classes of shares they hold, will use the cash received from TLC Cayman to subscribe for the shares of one of the two Cayman entities. After the completion of the subscription, it is expected that TLC Cayman will have 100% ownership interest in Woods Investment, and Woods Investment will have 100% ownership interest in the Company.

Like Woods Investment, the share capital of Cayman 1 and Cayman 2 are also comprised of different classes of shares. It is contemplated that holders of the Common Shares will subscribe for ordinary shares of Cayman 2. For the terms and conditions of these shares, please refer to the Q&A of the Restructuring and Share Swap. The structure chart after the completion of the Restructuring will be as follows:

The Company anticipates that shareholders holding not less than 70% of the issued share capital of the Company, including all of the directors of the Company with ownership in the Listed Shares, will participate in the Share Swap and the remaining parts of the Restructuring. There is, however, no guarantee that the Company will have all the support, consent and corporate approval needed to complete the Restructuring, or that any of these shareholders will not withdraw their commitment.

Throughout the Restructuring, the Company will continue its current operations in Taiwan. The Company expects the Restructuring will lead to corporate benefits and growth opportunities. The Restructuring, however, is a complex, costly and time consuming process. Management may encounter significant unexpected difficulties that would require them to devote more time and energy to deal with such situations. Hence, the activities of the Company could be disrupted, which would preclude realization of the full benefits expected.

The Restructuring would give the Company access to offshore capital markets in a more flexible manner and enable it to respond to changes in market sentiment on a timely basis. If the Restructuring can be successfully completed, the Company may explore the possibility of a foreign listing. There is, however, no assurance that the Company will choose to conduct an initial public offering of its securities again. A variety of situations, factors and motivations could affect the Company’s decision as to whether a re-IPO is a viable strategic option for the Company and its shareholders.

Other than the Restructuring, there is no plan for other internal restructuring as of the date hereof.